Exhibit 99.1
NICE Integrates Interaction Management and Fizzback Solutions
to Enhance Customer Experience

The combined direct and indirect Voice of the Customer solution enables companies to gain insight into the root cause of specific customer feedback by correlating voice interactions with real-time feedback survey results

Ra’anana, Israel, March 20, 2012, NICE (NASDAQ: NICE), announced today that it has integrated its NICE Interaction Management platform with its NICE Fizzback real-time customer feedback solution. The combined offering automatically generates requests for customer feedback at the end of an interaction and correlates individual customer feedback results with related interaction data. By consolidating this information into a single view, enterprises can gain deep and valuable insight into the root cause of specific customer dissatisfaction as well as the different aspects of the customer experience.

NICE Interaction Management customers can now automatically trigger post-call surveys, without the need for integration to their Customer Relationship Management (CRM) system. In addition, when a customer responds to the post-call NICE Fizzback survey, call center managers will be able to simply click and access the actual voice interaction from NICE Interaction Management. By gaining a more holistic picture of the interaction, organizations can quickly respond to individual customer needs as well as discover new best practices, improve operational processes and proactively reduce churn.

More than 150 million interaction-related customer feedbacks have been collected with NICE Fizzback. Its unique approach generates game-changing response rates of up to 50%, which is significantly higher than industry norms at under 10%, as it motivates consumers to provide relevant feedback at the moment of interaction. Additionally, consumers provide feedback about their experience rather than only about what was asked in a survey. NICE Fizzback, integrated with NICE Interaction Management will enable organizations to better understand their customers’ perceptions, while improving customer experience at the various enterprise touch points.

"Integrating NICE Interaction Management with NICE Fizzback demonstrates our commitment to providing our customers with one cohesive, powerful solution. Existing NICE Interaction Management customers will immediately realize a greater combined value when selecting NICE Fizzback as their real-time direct feedback solution," said Udi Ziv, President of the NICE Enterprise Group. “The ability to easily correlate customer feedback with the interaction is an important step for organizations that want to drive their business by Voice of the Customer.”

NICE's Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.